# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T-Mobile US, Inc., CIK 0001283699
CUSIP: 872590104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 12920 SE 38TH STREET, BELLEVUE, Washington (WA), 98006
Date of event which requires filing of this statement: 08/06/2025
Filed by CIK 0001755163
Persons authorized to receive notices and communications: Kenneth A. Siegel, Esq., Shin-Marunouchi Building, 29th Floor, 5-1, Marunouchi 1-Chome, Chiyoda-ku, Tokyo, Japan (M0), 100-6529, 81-3-3214-6522; John Horsfield-Bradbury, Esq., 1 New Fetter Lane, London, United Kingdom (X0), EC4A 1AN, 44 20 7959 8491; Robert G. DeLaMater, Esq., 125 Broad Street, New York, New York (NY), 10004, 1-212-558-4788

## Reporting persons
- SoftBank Group Capital Limited (CIK 0001755163): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Delaware Project 4 L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Delaware Project 6 L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 32,861,065; shared dispositive power 0; aggregate amount beneficially owned 32,861,065 (2.92% of the class)
  Comment: (1) Based on the number of shares of Common Stock outstanding on July 18, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on July 23, 2025.
  
  (The terms used above are defined in the Explanatory Note of this Schedule 13D).
- Delaware Project 9 L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 18,000,000; shared dispositive power 0; aggregate amount beneficially owned 18,000,000 (1.6% of the class)
  Comment: (1) Based on the number of shares of Common Stock outstanding on July 18, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on July 23, 2025.
  
  (The terms used above are defined in the Explanatory Note of this Schedule 13D).
- SoftBank Group Corp.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 0; sole dispositive power 50,861,065; shared dispositive power 0; aggregate amount beneficially owned 50,861,065 (4.52% of the class)
  Comment: (1) As of the date hereof, the shares of Common Stock are held by Project 6 LLC, a wholly owned subsidiary of SoftBank, and Project 9 LLC, a wholly owned subsidiary of SoftBank; the shares of Common Stock held by Project 6 LLC and Project 9 LLC are subject to the Proxy Agreement.
  (2) Based on the number of shares of Common Stock outstanding on July 18, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on July 23, 2025.
  
  (The terms used above are defined in the Explanatory Note of this Schedule 13D).

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: T-Mobile US, Inc.
Address of issuer's principal executive offices: 12920 SE 38TH STREET, BELLEVUE, Washington (WA), 98006
Comment:
EXPLANATORY NOTE

This Amendment No. 18 (this "Schedule 13D Amendment") to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on April 2, 2020, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed with the Commission on June 15, 2020, Amendment No. 2 to the Schedule 13D filed with the Commission on June 25, 2020, Amendment No. 3 to the Schedule 13D filed with the Commission on June 26, 2020, Amendment No. 4 to the Schedule 13D filed with the Commission on July 30, 2020, Amendment No. 5 to the Schedule 13D filed with the Commission on October 6, 2020, Amendment No. 6 to the Schedule 13D filed with the Commission on September 7, 2021, Amendment No. 7 to the Schedule 13D filed with the Commission on September 9, 2021, Amendment No. 8 to the Schedule 13D filed with the Commission on September 16, 2021, Amendment No. 9 to the Schedule 13D filed with the Commission on September 28, 2021, Amendment No. 10 to the Schedule 13D filed with the Commission on February 4, 2022, Amendment No. 11 to the Schedule 13D filed with the Commission on March 29, 2022, Amendment No. 12 to the Schedule 13D filed with the Commission on April 13, 2022, Amendment No. 13 to the Schedule 13D filed with the Commission on June 6, 2023, Amendment No. 14 to the Schedule 13D filed with the Commission on December 26, 2023, Amendment No. 15 to the Schedule 13D filed with the Commission on June 11, 2024, Amendment No. 16 to the Schedule 13D filed with the Commission on July 2, 2024 and Amendment No. 17 to the Schedule 13D filed with the Commission on June 20, 2025 (as amended and supplemented, this "Schedule 13D"), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha ("SoftBank"), its wholly owned subsidiary SoftBank Group Capital Limited, a private limited company incorporated in England and Wales ("SBGC"), SoftBank's wholly owned subsidiary Delaware Project 6 L.L.C., a Delaware limited liability company ("Project 6 LLC"), SoftBank's wholly owned subsidiary, Delaware Project 4 L.L.C., a Delaware limited liability company ("Project 4 LLC"), and SoftBank's wholly owned subsidiary, Delaware Project 9, L.L.C., a Delaware limited liability company ("Project 9 LLC," and together with SoftBank, SBGC, Project 6 LLC and Project 4 LLC, the "Reporting Persons"), with respect to the common stock of T-Mobile US, Inc., a Delaware corporation ("T-Mobile" or the "Issuer"), par value $0.00001 per share (the "Common Stock").

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following:

On August 6, 2025, Project 4 LLC, Project 6 LLC and Project 9 LLC collectively sold an aggregate of 13,000,000 shares of Common Stock in an unregistered block sale transaction with an unaffiliated broker dealer pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Block Sale") for net proceeds of approximately $3.02 billion, representing approximately 1.16% of the shares of Common Stock outstanding as of July 18, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on July 23, 2025. Project 4 LLC sold 3,566,400 shares of Common Stock, Project 6 LLC sold 182,043 shares of Common Stock and Project 9 LLC sold 9,251,557 shares of Common Stock.

The Block Sale was undertaken as part of the Reporting Persons' normal course evaluation of their investment. Although the Reporting Persons do not have any specific plan or proposal to effect further sales of shares of Common Stock at the time of this filing, the Reporting Persons intend to monitor and evaluate their investment on an ongoing basis.

As a result of the Block Sale, the Reporting Persons no longer collectively beneficially own greater than five percent of the number of shares of Common Stock outstanding and therefore this Amendment No. 18 represents the final amendment to the Schedule 13D and the Reporting Persons shall cease to be Reporting Purposes immediately after the filing of this Amendment No. 18.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended to include the following:
The information contained in the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in the cover pages of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information contained in Item 4 of this Schedule 13D is herein incorporated by reference. Other than as set forth in this Schedule 13D Amendment, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person on Appendix A-1, Appendix A-2, Appendix A-3, Appendix A-4 or Appendix A-5 (each as previously filed with the Schedule 13D), has engaged in any transaction in any shares of Common Stock since the filing of Amendment No. 17 to the Schedule 13D on June 20, 2025.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons collectively ceased to have beneficial ownership of greater than five percent of the number of shares of Common Stock outstanding on August 6, 2025.

## Signatures
- SoftBank Group Capital Limited: /s/ Stephen Lam, Stephen Lam, Director (08/08/2025)
- Delaware Project 4 L.L.C.: /s/ Hugh Manahan, Hugh Manahan, Manager (08/08/2025)
- Delaware Project 6 L.L.C.: /s/ Hugh Manahan, Hugh Manahan, Manager (08/08/2025)
- Delaware Project 9 L.L.C.: /s/ Hugh Manahan, Hugh Manahan, Manager (08/08/2025)
- SoftBank Group Corp.: /s/ Yuko Yamamoto, Yuko Yamamoto, Head of Corporate Legal Department (08/08/2025)